Laura E. Flores
Partner
+1.202.373.6101
laura.flores@morganlewis.com

VIA EDGAR
July 27, 2017

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Rydex Series Funds - Post Effective Amendment No. 165 (File Nos. 033-59692 and 811-07584)

Dear Ms. Mokodean:
This letter responds to the comments conveyed to us on June 28, 2017 relating to the Rydex Series Funds (the “Registrant”) Post-Effective Amendment No. 165 (“PEA No. 165”), filed on May 30, 2017. The purpose of PEA No. 165 was to reflect revised principal investment strategies and other corresponding changes for the Guggenheim Long Short Equity Fund (the “Fund”), a separate series of the Trust. For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and Statement of Additional Information (the “SAI”) included in the Registrant’s registration statement.
Prospectus Comments:

1.
Comment. Please confirm that for purposes of determining compliance with the Fund’s 80% investment policy adopted pursuant to Rule 35d-1, the Fund’s investments in derivatives will be valued at market value rather than notional value.

Response. In the absence of a requirement to the contrary, the Registrant believes the use of a notional value measurement standard for the Fund’s derivative investments better addresses the purposes of Rule 35d-1. Section 35(d) of the Investment Company Act of 1940 codifies the Congressional belief that investors focus on an investment company’s name to determine the investment company’s investments and risks.1 The SEC adopted Rule 35d-1 to address certain “investment company names that are likely to mislead investors about an investment company’s investments and risks.”2 The SEC adopted the rule so that investors were fully informed about the type of investments to be made by the investment company and the potential returns of those investments.  The notional value of a derivatives contract more accurately reflects the total anticipated value of a derivatives position, including the spot price of the derivative’s reference asset and the derivative’s potential returns, as compared to the market value of the derivative, which merely represents the price at which the derivative could be expected to be liquidated.3 Thus, using notional value to calculate the value of assets allocated towards the 80% basket is a better indicator of investment return and more accurately aligns an investment company’s name with
1 Final Rule: Investment Company Names, SEC Release IC-24828 (Jan. 17, 2001) (“Adopting Release”) at Sec. 1.
2 Id.
3 Use of Derivatives by Investment Companies under the Investment Company Act of 1940, SEC Release IC-29776 (Aug. 31, 2011) (“Derivatives Concept Release”) at pg. 8.

Ms. Angela Mokodean
July 27, 2017

its actual investment exposure, thereby informing investors of what they are investing in for purposes of the names rule.  By using a different measure of value, a fund faces the possibility that the fund’s name, and ultimately the investor, will not take into account potential future gains and losses associated with the fund’s derivatives positions and that the fund’s return could differ from the investments supported by the fund’s name. Because Rule 35d-1 is ultimately concerned with adequate disclosure to investors, the Registrant has clearly stated the Fund’s 80% investment policy in Item 4 of the Prospectus and has added disclosure in Item 9 to clarify that the derivatives included in the Fund’s 80% basket will consider the notional value of those derivatives in determining the Fund’s compliance with its 80% investment requirement.

2.
Comment. Please confirm whether the Fund’s exposure to the financials sector is due to the Fund’s investments in financial instruments involving counterparties or if the Fund invests directly in securities of issuers doing business in the financials sector.

Response. The Registrant has confirmed that the Fund’s exposure to the financials sector is a result of the Fund’s exposure to the counterparties of certain of the Fund’s investments.

3.
Comment. Please confirm that the Fund is not expected to incur Acquired Fund Fees and Expenses (AFFE) in excess of 0.01% of the average net assets of the Fund. Alternatively, add a separate line item to the Fund’s fee table to disclose the AFFE.

Response. The Registrant has confirmed that the Fund did not incur AFFE in excess of 0.01% of the average net assets of the Fund during the previous year.

4.	Comment. Please confirm that the performance information presented is that of Class P shares of the Fund and correct any references to Class H shares, as appropriate.

Response. The Registrant confirms that the performance information presented in Item 4 is that of the Fund’s Class P shares for periods from May 1, 2015 to present. For periods prior to May 1, 2015, the performance information presented is that of the Fund’s former Class H shares.

5.
Comment. The Fund’s Item 4 disclosure should be a summary of its Item 9 disclosure. Please revise the Fund’s Item 9 disclosure to be a more fulsome version of the disclosure included in response to Item 4.

Response. The Registrant confirms that the Fund’s principal risks are disclosed in full in the back half of the Prospectus in response to Item 9 and summarized in the Fund’s Summary Section in response to Item 4. With respect to the Fund’s principal investment strategies disclosure, the Registrant believes the Item 4 and Item 9 discussions of the Fund’s principal investment strategies is appropriately tailored to ensure shareholders, including those that review only the Fund’s Summary Prospectus, are fully informed of the Fund’s principal investment strategies. The Registrant, therefore, respectfully declines to revise the Fund’s discussion of its principal investment strategies in response to Item 9.

6.
Comment. The Item 9 Derivatives Risk disclosure states that “in connection with credit default swaps in which the Fund is the seller of credit protection, the Fund will segregate or “earmark” cash or assets determined to be liquid, or enter into offsetting positions, with a value at least equal to the full notional

Ms. Angela Mokodean
July 27, 2017

amount of the swap (minus any amounts owed to the Fund) if physical settlement is required.” Please confirm this statement applies equally to credit default swaps settled in cash.

Response. The Registrant confirms that the statement referenced by the Staff applies equally to cash-settled credit default swaps.

7.	Comment. Please provide the Staff with the citation to the exemptive order referenced in the “Investment Advisor” section of the Fund’s Prospectus.

Response. The citation for the exemptive order referenced is as follows: Security Equity Fund, et al., Investment Company Act Rel. Nos. 24206 (December 17, 1999)(notice) and 24239 (January 12, 2000)(order).

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.
Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc: Amy J. Lee, Esq.
W. John McGuire, Esq.